Pernod Ricard

RECEIVED

2004 DEC -3 A 11: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 16, 2004

AP/CE/N°369.2004

04046801

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

82-3361

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Antoine PERNOD

dlw 12/21

Encl. : 1 page

Pernod Ricard

PRESS RELEASE

Paris, France **16 November 2004**

Pernod Ricard sells its Marmande Production subsidiary

As part of its policy of refocusing on its core Wine & Spirits business, Pernod Ricard has just sold the Marmande Production company to the Transition and Turnaround (T'NT) investment company, which in turn is owned by the Fin'Active company, an AMF (Autorité des Marchés Financiers) authorised management company.

The Marmande Production company, based in Marmande, France, specialises in fruit juices and drinks bottling and tomato juice preparation.

The investment programme already launched to develop this activity will be pursued by the acquirer.

Pernod Ricard realised net sales of € 21 million with Marmande Production in 2003.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com